EXHIBIT 3 – BLXK

Part I

3.   Full name(s) of NMS Stock ATS under which business is conducted, if different: BlockCross ATS

Part II

Item 5:   Other Products and Services

a.   Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ *Yes*   ☐ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

BACKGROUND: For purposes of this Form ATS-N, Subscribers to the ATS will, where necessary, be termed Direct or Indirect Subscribers. Direct Subscribers are ILLC clients that have been approved to direct their orders to the ATS (i.e., Subscribers who have elected not to utilize the electronic trading products offered by ILLC to route their orders or trading interest to the ATS). Direct Subscribers include both those Subscribers that have directed their orders to the ATS via FIX (See discussion in this Part II, Item 5 under the headings Front End for additional details regarding the Front End) and Subscribers who have elected to utilize the blotter integration functionality (See Part III, Item 5) of the Front End to submit orders and trading interest to the ATS.

Indirect Subscribers are ILLC clients that have been approved to use one or more of the Instinet order and execution management systems ("**Instinet OMSs**"), the Instinet Execution suite of algorithms ("**Instinet Algorithms**"), or the Instinet Smart Order Router ("**SOR**"), all of which may route Indirect Subscriber orders to the ATS based on routing determinations made by the relevant product.

Direct and Indirect Subscribers are collectively referred to as "Subscribers." Clients may be both Direct and Indirect Subscribers, depending on the method the Subscriber used to access the ATS.

The use of the Instinet Algorithms and SOR services to enter orders into the ATS is discussed in Part III, Item 5(a). Additionally, ILLC offers its clients order routing and execution support services through the component groups of ILLC's trading desk listed in Part II, Item 1. The Instinet Algorithms, SOR, and Instinet OMSs are referred to herein as the "**Instinet Trading Products**." ILLC offers these products and services to all Subscribers.

Subscribers submit orders to the ATS via the Front End. Subscribers may submit trading interest to the Front End automatically via blotter integration (See Part III, Item 5) or manually via FIX connection. Subscribers may also manually submit orders to the Front End by using the Desktop Application. All trading interest accesses the ATS via the Front End, including orders routed to the ATS by the Instinet Algorithms and SOR. ILLC offers these products and services to all Subscribers.

Use of these products and services is governed by ILLC's client agreement (the "**Client Agreement**"), which contains no specific terms and conditions for routing orders into the ATS. The terms and conditions of the Client Agreement do not differ dependent on whether the Subscriber is a Direct or Indirect Subscriber. Orders entering the ATS by any of the products or services listed above will be prioritized, matched, and executed in accordance with matching and execution logic outlined in Part III, Item 11.

ILLC PRODUCTS AND SERVICES: SMART ORDER ROUTER: The SOR is a customizable tool that explores liquidity in various market centers. Clients may elect to utilize the standard SOR configuration to access various market centers (ILLC determines the venues and the order in which client order flow is routed). Clients may also elect to customize the SOR in which case the client may choose the specific venue(s) to which their order flow is routed as well as select the sequence in which their order flow is routed to each venue. The SOR will include the ATS as a potential venue, provided the client has not elected to limit its strategy to exclude the ATS. Subscribers may also customize the SOR to access only the ATS. Users of the SOR must be on-boarded as ILLC clients with access to the SOR. Use of the SOR is governed by the Client Agreement, which contains no specific terms and conditions for routing orders into the ATS. Orders routed to the ATS by the SOR will be prioritized, matched, and executed in accordance with the ATS' standard prioritization, matching and execution logic.

INSTINET ALGORITHMS: The Instinet Algorithms include a number of strategies designed to achieve a client's selected trading strategy. Orders routed via the Instinet Algorithms may include the ATS as a possible destination. Clients may customize the operation of the Instinet Algorithms, including limiting the venues accessed (to the extent permitted by regulatory requirements). Trading interest sent to the ATS by an Instinet Algorithm is subject to the ATS' standard prioritization, matching and execution logic. Unless a client has elected otherwise, trading interest entered into to the ATS by an Instinet Algorithm is treated as representing ILLC's trading interest (i.e., broker-dealer agency trading interest) and not the trading interest of the underlying Subscriber. Users of the Instinet Algorithms must be on-boarded as ILLC clients with access to the Instinet Algorithms. Use of the Instinet Algorithms is governed by the Client Agreement, which contains no specific terms and conditions for routing orders into the ATS.

OMS/EMS: ILLC offers the proprietary order/execution management systems Newport and Trading Portal (collectively, the "**Instinet OMSs**"). The Instinet OMSs allow users to access the ATS in the following ways: (i) by directing trading interest to the ATS via FIX (such orders are submitted to the ATS via the Front End), (ii) by utilizing an Instinet Algorithm (to the extent offered by the Instinet OMS and permissioned to access the ATS,) and (iii) by otherwise submitting a non-directed order to ILLC for further handling by trading desk personnel or by entering the order in the SOR. Each Instinet OMS allows users to limit accessible trading venues. In the event an order, or a portion of an order, reaches the ATS via an Instinet OMS, the order is subject to the standard prioritization, matching and execution procedures described herein. Users of an Instinet OMS must be on-boarded as ILLC clients with access to an Instinet OMS. Use of the Instinet OMSs is governed by the Client Agreement, which contains no specific terms and conditions for the management of orders ultimately routed to the ATS, and do not differ based on which OMS is utilized.

The means by which the order reached the ATS (e.g., Instinet Algorithms, SOR, OMS, FIX) does not affect the order's priority, matching, or execution.

ILLC PRODUCTS AND SERVICES SPECIFIC TO BLOCKCROSS: In addition to the Instinet Trading Products, ILLC offers certain products and services specific to the ATS.

FRONT END: ILLC owns and operates a front end system (the "**Front End**"). The Front End is a separate, stand-alone system specific to the ATS that includes certain messaging and order routing functionality. The Front End allows users to seek contra-side interest for their trading interest in other market centers while simultaneously allowing for matching and execution within the ATS. Only trading interest registered to the Front End for possible matching and execution within the ATS is eligible to utilize the Front End's messaging and order routing functionality. Orders routed from the Front End may include other market centers, including an Instinet ATS other than the ATS, as a routing destination. Users of the Front End must be on-boarded as an ILLC client with access to the ATS. Use of the Front End is governed by the Client Agreement, which contains no specific terms and conditions for the use of the Front End. Orders entering the ATS by way of the Front End will be prioritized, matched, and will execute in accordance with the matching and execution logic outlined in Part III, Item 11.

DESKTOP APPLICATION: ILLC offers Subscribers the BlockCross Desktop Application (the "**Desktop Application**") to manually manage orders and trading interest that have been entered on the Front End (e.g. designate orders as committed or uncommitted, select a specific trading mode, or send and receive IOI messages). Instinet affiliates use the name "BlockCross" in global marketing to refer to the Desktop Application, and the name "BlockCross ATS" is used for marketing purposes to refer to the ATS specifically. A user of the Desktop Application must be on-boarded as an ILLC client with access to Desktop Application. Use of the Desktop Application is governed by the Client Agreement, which contains no specific terms and conditions for the use of the Desktop Application.

Item 6: Activities of Service Providers

b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

☒ *Yes*   ☐ *No*

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Pursuant to an Assignment of Intellectual Property between ILLC and its direct parent company, Instinet Holdings Incorporated, ("IHI"), IHI licenses to ILLC intellectual property employed by ILLC in connection with the operation of the ATS. Specifically, IHI licenses the ATS matching engine (see Part III Item 11), the functionality used to input and utilize market data (See Part III Item 23), and the systems and infrastructure providing connectivity to the ATS (See Part III Item 6). In addition, IHI develops and licenses certain algorithmic trading products to ILLC (See Part III Item 5).

Employees of NHA provide services to the ATS as detailed in Part II Item 6(a) above and Part II Item 7(d) below.

As discussed in Part III, Item 22, ILLC utilizes Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing.

ILLC utilizes FIS for securities lending, ~~regulatory reporting services,~~ and WORM storage.

ILLC utilizes Best Execution and Surveillance Solutions, LLC for regulatory reporting services.

CoreSite Realty Corporation hosts ILLC's primary data center in Secaucus, NJ. Rackspace U.S., hosts ILLC's secondary data center in Somerset, NJ.

ILLC consumes the Securities Information Processor feed ("**SIP**") as discussed in Part III, Item 23

Part III

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

    ILLC charges Direct Subscribers to the ATS on a per share basis. ILLC does not charge Subscribers access fees (e.g. monthly access fees, hookup fees, port fees, or connection fees). Fees charged for executions within the ATS are not standardized.

For Direct Subscriber order flow to the ATS, Subscribers are charged a commission in the range of $0 - $0.02 per share for executions in the ATS

The fee associated with the ATS may vary within the ranges above based on the Direct Subscriber's trading volume and/or the level of service required by each client, including, but not limited to, whether a client will utilize ILLC execution services, research services, analytics tools, Instinet Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing.

ILLC is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the ATS as an execution venue.

In each transaction on the ATS where the buying and selling Subscribers are brokers, or the buying Subscriber is an institution and the selling Subscriber is a broker, INCA is identified as the CAT Executing Broker for the buyer and the Subscriber is reported as the CAT Executing Broker for the seller. FINRA assesses CAT fees (i) on ILLC, on behalf of the buying Subscriber, and (ii) directly on the selling Subscriber. If the buying Subscriber has a cost-plus pricing arrangement with ILLC, ILLC passes through to the buying Subscriber the CAT-related fees that ILLC is assessed on behalf of the buying Subscriber.

In each transaction on the ATS where the buying and selling Subscribers are both institutions, or the buying Subscriber is a broker and the selling Subscriber is an institution, INCA is identified as the CAT Executing Broker for both the Buyer and the Seller. FINRA assesses CAT fees on ILLC for both the Buyer and the Seller. In this case, ILLC will pass through the CAT fees to Subscribers that utilize the Cost Plus Model.

Item 21: Trade Reporting

a. *Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.*

ILLC reports equities transactions executed in the ATS to the FINRA/NASDAQ Trade Reporting Facility (TRF) located in Carteret.

ILLC maintains an audit trail of orders and executions on the ATS and submits Consolidated Audit Trail ("CAT") reports to FINRA as required by FINRA's CAT Rules.

Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.